                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. __ )/1/

                        Carrier1 International S.A.
            ------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $2.00 per share
            ------------------------------------------------------
                        (Title of Class of Securities)


                                   144500303
            ------------------------------------------------------
                                (CUSIP Number)


                  Primus Capital Fund IV Limited Partnership,
                Primus Venture Partners IV Limited Partnership,
                       Primus Venture Partners IV, Inc.
                          c/o Primus Venture Partners
                       5900 Landerbrook Drive, Suite 200
                         Mayfield Heights, Ohio 44124
                                 440/684-7300

                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                               February 24, 2000
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 11 Pages

-------------------------              13D               -----------------------
 CUSIP No. 144500303                                       Page 2 of 11 Pages
-------------------------                                -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Primus Capital Fund IV Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,464,013 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,464,013 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,464,013 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.41%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

-------------------------              13D               -----------------------
 CUSIP No. 144500303                                       Page 3 of 11 Pages
-------------------------                                -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Primus Venture Partners IV Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,650,014 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,650,014 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,650,014 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.85%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------              13D               -----------------------
 CUSIP No. 144500303                                       Page 4 of 11 Pages
-------------------------                                -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Primus Venture Partners IV, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,650,014 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,650,014 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,650,014 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.85%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

      Item 1. Security and Issuer.

      This Schedule 13D Statement (this "Statement") relates to the common
                                         ---------
stock, par value $2.00 per share ("Common Stock"), of Carrier1 International
                                   ------------
S.A., a Luxembourg Societe Anonyme (the "Issuer"). Each of the persons named in
                                         ------
Item 2 below may be deemed to be the beneficial owner of shares of Common Stock through its ownership of the Class A Units (the "Class A Units") of Carrier One,
                                                 -------------
LLC, a Delaware limited liability company and majority shareholder of the Issuer (the "LLC"), which Class A Units are convertible into Common Stock at the option
      ---
of the Reporting Persons (defined below) at any time pursuant to the terms of the LLC Securityholders Agreement (defined below). The address of the Issuer's principal executive offices is Militarstrasse 36, CH-8004 Zurich, Switzerland.

      Item 2. Identity and Background.

      This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of
      ----------
1934, as amended (the "Exchange Act"):
                       ------------

(i)   Primus Capital Fund IV Limited Partnership ("PCF IV"), a Delaware
                                                   ------
      limited partnership, byvirtue of its direct beneficial ownership of 9,600,000 Class A Units;

(ii)  Primus Venture Partners IV Limited Partnership ("PVP LP"), a Delaware
                                                       ------
      limited partnership, as the sole general partner of PCF IV; and

(iii) Primus Venture Partners IV, Inc. ("PVP Inc."), a Delaware corporation,
                                           --------
      as the sole general partner of PVP Limited Partnership.

      PCF IV, PVP LP and PVP Inc. are collectively referred herein as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing
 -----------------
Agreement, a copy of which is filed with this statement as Exhibit A (which is
                                                           ---------
incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Exchange Act.

      Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

      The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

      PCF IV is principally engaged in the business of investing in securities. PVP LP is engaged primarily in the business of serving as the general partner for PCF IV. PVP Inc. is engaged primarily in the business of serving as the general partner for PVP LP.

      The address of the principal business of the Reporting Persons is c/o Primus Venture Partners, 5900 Landerbrook Drive, Suite 200, Mayfield Heights, Ohio 44124.

      PVP LP is the sole general partner of PCF IV. PVP Inc. is the sole general partner of PVP L.P. The following persons are executive officers for PVP Inc.:
Loyal W. Wilson (President); James

                              Page 5 of 11 Pages

T. Bartlett (Executive Vice President); William C. Mulligan (Executive Vice President); Jonathan E. Dick (Executive Vice President and Assistant Secretary); Steven Rothman (Secretary and Treasurer); and Shanti Mittra (Vice President). The following persons are shareholders and directors of PVP Inc.: Loyal W. Wilson, James T. Bartlett, William C. Mulligan, Jonathan E. Dick, and Steven Rothman.

     During the past five years, none of the Reporting Persons nor, to their best knowledge of the Reporting Persons, any of their executive officers or directors: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to the Securities Purchase Agreement dated as of March 4, 1998, as amended on April 1, 1998, May 29, 1998 and June 30, 1998 by Amendment No. 1 and Amendment No. 2 to the Securities Purchase Agreement and Securityholders Agreement and Amendment No. 3 to the Securities Purchase Agreement (the "LLC
                                                                         ---
Purchase Agreement"), between the LLC, the Reporting Persons and other investors
------------------
set forth therein, the Reporting Persons acquired an aggregate of 9,600,000 Class A Units for an aggregate purchase price of $9,600,000. The Reporting Persons source of funds was capital contributions from the partners of the Reporting Persons.

     Item 4. Purpose of Transaction.

     Except as disclosed herein, the Reporting Persons have acquired the Class A Units and Common Stock (upon conversion of the Class A Units) for investment purposes. Depending on market conditions and other factors (including, but not limited to, the evaluation of the Issuer's businesses and prospects, the availability of funds and general economic conditions), the Reporting Persons may, from time to time, purchase additional Class A Units, purchase additional shares of Common Stock through the LLC, convert their Class A Units to shares of Common Stock, or dispose of all or a portion of their investments in the Issuer, subject to the terms of the agreements listed below in this Item 4.

     The following summaries are qualified in their entirety by reference to the detailed provisions of the Purchase Agreement, Registration Agreement, Securityholder's Agreement, LLC Purchase Agreement and LLC Securityholders Agreement.

Securities Purchase Agreement
-----------------------------

     Issuer, LLC and employee investors have entered into the securities purchase agreement (effective as of March 1, 1999) (the "Purchase Agreement")
                                                         ------------------
under which the LLC and each employee investor purchased a specified number of shares at prices ranging from $2.00 to $10.00 per share, for an aggregate purchase price of approximately $6.0 million. Issuer intends in the future to issue additional shares to employees that are or become party to the Purchase Agreement. The Purchase Agreement also contains provisions relating to the completion of the equity investment in Issuer by the LLC in which certain investors, including the Reporting Persons, have membership interests. The $60.0 million Equity Investment by Providence and the Reporting Persons was completed in February 1999. The LLC has paid in an additional $800,000 to the capital of Issuer and received 400,000 shares. The Purchase Agreement provides that Issuer will indemnify the LLC and employee

                              Page 6 of Pages 11
investors for, among other things, losses related to any transaction financed or to be financed with proceeds from the sale of securities purchased pursuant to the Purchase Agreement or any related agreement and environmental losses. The Purchase Agreement contains customary conditions, representations and warranties.

     The form of the Purchase Agreement is attached to this Schedule 13D as Exhibit B and is incorporated herein by reference.
---------

Registration Rights Agreement
-----------------------------

     Issuer, LLC, and the other original investors have entered into a registration rights agreement, effective as of March 1, 1999 (the "Registration
                                                                   ------------
Agreement").  The Registration Agreement provides that the LLC may at any time
---------
request registration under the Securities Act of its shares and certain other equity securities. In addition, the Registration Agreement gives certain piggyback registration rights to the LLC and the original investors and, at the request of certain original investors, possibly additional employees party to the Securityholders' Agreement described below. The Registration Agreement contains provisions governing the registration statement filing process. Among other things, it provides that Issuer will bear all registration expenses and expenses for each piggyback registration in which the LLC or any of the original investors participate, other than underwriting discounts and commissions, in connection with its obligations under the Registration Agreement.

     The form of Registration Agreement is attached to this Schedule 13D as Exhibit C and is incorporated herein by reference.
---------

Securityholders' Agreement
--------------------------

     In connection with the Purchase Agreement, Issuer has entered into a securityholders' agreement, effective as of March 1, 1999, with its investors and the LLC (the "Securityholder's Agreement"). This Securityholder's Agreement
                  --------------------------
places restrictions on employee investors' ability to transfer their securities without the prior written consent of the board except under special circumstances. Transfers of securities are subject to the right of first refusal by the LLC or its transferee. The LLC will also benefit from preemptive rights in certain other circumstances. The Securityholder's Agreement also provides that the employee investors will (i) consent to and raise no objections to a sale of Issuer approved by the board and (ii) comply with a board request to pledge their securities to secure financing to be provided to Issuer. Employee investors have tag-along rights in the event of sales by the LLC or its members of securities if a change of control is involved. Finally, under the Securityholder's Agreement, the employee investors agree not to disclose confidential information of, compete with, or solicit employees or customers from the LLC or the Issuer.

     The form of Securityholder's Agreement is attached to this Schedule 13D as Exhibit D and is incorporated herein by reference.
---------

LLC Purchase Agreement
----------------------

     Pursuant to the LLC Purchase Agreement, the Reporting Persons purchased an aggregate of 9,600,000 Class A Units for $1.00 per unit, or an aggregate purchase price of $9,600,000. The LLC Purchase Agreement contains provisions pursuant to which the LLC can require (subject to certain limitations) the Reporting Persons to purchase additional Class A Units up to a maximum number of securities through the issuance of a Call Notice. The determination of whether to make a Call Notice is in the sole and absolute discretion of the board, provided, however, that no Call Notices

                              Page 7 of 11 Pages
shall be given after March 31, 2002 without written approval of the Majority Purchasers and, if the Reporting Persons hold any Class A Units at the time of the Call Notice, the written approval of the Reporting Persons. The LLC Purchase Agreement also contains customary representations and warranties.

     The form of LLC Purchase Agreement is attached to this Schedule 13D as Exhibit E and is incorporated herein by reference.
---------

LLC Securityholders Agreement
-----------------------------

     In connection with the acquisition of the Class A Units under the LLC Purchase Agreement, the Reporting Persons entered into an Amended and Restated Securityholders Agreement, dated March 1, 1999 (the "LLC Securityholders
                                                     -------------------
Agreement").  The LLC Securityholders Agreement places certain restrictions on
---------
the investors ability to transfer their Class A Units. The LLC Securityholders Agreement provides the Reporting Persons, following the consummation of the initial public offering of Common Stock of the Issuer, may request that the LLC distribute to the Reporting Persons their pro rata share of the Common Stock held by the LLC.

     The form of LLC Securityholders Agreement is attached to this Schedule 13D as Exhibit F and is incorporated herein by reference.
   ---------

     Except as described in the Purchase Agreement, Registration Agreement, Securityholders Agreement, LLC Purchase Agreement and the LLC Securityholders Agreement and otherwise set forth in this Statement and/or the underlying Common Stock, none of the Reporting Persons or any person/individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in the following: (a) the acquisition of any additional securities of the Issuer, or the disposition of any securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (d) any material change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization of or dividend policy of the Issuer; (f) any material change in the Issuer's business or corporate structure;
(g) any change in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (h) the termination of the Issuer's registration to be quoted on the NASDAQ National Market; (i) the termination of the Issuer's registration under the Exchange Act; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any of such actions as any of them may deem necessary or appropriate in the future.

     Item 5. Interest in Securities of the Issuer.

     As of the date hereof, each Class A Unit is convertible into .465 shares of Common Stock.

     As of the date hereof, by virtue of its beneficial ownership of 9,600,000 Class A Units, PCF IV beneficially owns 4,464,013 shares of Common Stock. Such 9,600,000 Class A Units (assuming conversion of all such 9,600,000 Class A Units into Common Stock) represent approximately 10.41% of the total number of outstanding shares of Common Stock issued and outstanding as of March 27, 2001, as reported in the Issuer's Annual Report on Form 10-K for the annual period ended December 31, 2000 (the "Annual Report").
                              -------------

                              Page 8 of 11 Pages

     PVP LP, as the sole general partner of PCF IV, may be deemed to share voting and dispositive power with respect to 4,464,013 shares of Common Stock currently held by PCF IV (assuming conversion of all of the Class A Units held by PCF IV into Common Stock). In addition, PVP LP is also the sole general partner of Primus Executive Fund Limited Partnership ("PEF") and, in such
                                                       ---
capacity, may be deemed to share voting and dispositive power with respect to the 186,001 shares of Common Stock currently held by PEF (assuming conversion of all of the Class A Units held by PEF into Common Stock). In total, PVP LP may be deemed to share voting and dispositive power with respect to approximately 10.85% of the outstanding Common Stock as reported in the Annual Report. The filing of this Statement by PVP LP shall not be construed as an admission that PVP LP is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by PCF IV or PEF.

     PVP Inc., as the sole general partner of PVP LP, may be deemed to share voting and dispositive power with respect to 4,464,013 shares of Common Stock currently held by PCF IV and the 186,001 shares of Common Stock currently held by PEF (assuming conversion of all of the Class A Units held by PCF IV and PEF into Common Stock). In total, PVP Inc. may be deemed to share voting and dispositive power with respect to approximately 10.85% of the total outstanding Common Stock as reported in the Annual Report. The filing of this Statement by PVP Inc. shall not be construed as an admission that PVP Inc. is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by PCF IV or PEF.

     PVP Inc. has five shareholders and directors, Loyal W. Wilson, James T. Bartlett, William C. Mulligan, Jonathan E. Dick and Steven Rothman.

     Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purpose of
Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer.

     Except as set forth in Item 4 of this Schedule 13D, to the best Knowledge of the Reporting Persons, there are no other contracts, arrangements understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

     Item 7. Material to be filed as Exhibits.

     Exhibit A -- Joint Filing Agreement, dated April 20, 2001, among Primus
                  Capital Fund IV Limited Partnership, Primus Venture Partners IV Limited Partnership and Primus Venture Partners IV, Inc., relating to the filing of a joint statement on Schedule 13D.

     Exhibit B -- Securities Purchase Agreement, dated as of March 1, 1999 among
                  Issuer, Carrier One LLC and the employee investors named therein, incorporated by reference to Exhibit 10.12 to the Issuers Amendment No. 3 to the Form S-4, filed with the Commission on June 24, 1999.

                              Page 9 of 11 Pages

     Exhibit C--  Registration Rights Agreement, dated March 1, 1999, among
                  Issuer, LLC and the other parties named therein, incorporated by reference to Exhibit 10.13 of Issuers Amendment No. 3 to the Form S-4, filed with the Commission on June 24, 1999.

     Exhibit D--  Securityholders Agreement, dated March 1, 1999, among Issuer,
                  LLC and the employee investors named therein, incorporated by reference to Exhibit 10.14 of Issuers Amendment No. 3 to the Form S-4 filed with the Commission on June 24, 1999.

     Exhibit E--  LLC Purchase Agreement, dated as of March 4, 1998, with amendments between the LLC, the Reporting Persons and the other investors thereto.

     Exhibit F--  LLC Securityholders Agreement, dated March 1, 1999, between the LLC, the Reporting Persons and the other parties thereto.

                              Page 10 of 11 Pages

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: April 20, 2001              PRIMUS CAPITAL FUND IV Limited Partnership
                                  By:    Primus Venture Partners IV Limited
                                         Partnership
                                  Its:   General Partner

                                  By:    Primus Venture Partners IV, Inc.
                                  Its:   General Partner

                                  By:    /s/ Steven Rothman
                                     -------------------------------
                                  Name:  Steven Rothman
                                  Title: Secretary and Treasurer



Date: April 20, 2001              PRIMUS VENTURE PARTNERS IV Limited Partnership
                                  By:    Primus Venture Partners IV, Inc.,
                                  Its:   General Partner


                                  By:    /s/ Steven Rothman
                                     -------------------------------
                                  Name:  Steven Rothman
                                  Title: Secretary and Treasurer



Date: April 20, 2001              PRIMUS VENTURE PARTNERS IV, INC.


                                  By:    /s/ Steven Rothman
                                     -------------------------------
                                  Name:  Steven Rothman
                                  Title: Secretary and Treasurer

                              Page 11 of 11 Pages